UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CREXUS INVESTMENT CORP.

(Name of Subject Company (Issuer))

CXS ACQUISITION CORPORATION ANNALY CAPITAL MANAGEMENT, INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01

(Title of Class of Securities)

226553105

(CUSIP Number of Class of Securities)

R. Nicholas Singh, Esq. Chief Legal Officer Annaly Capital Management, Inc. 1211 Avenue of the Americas, Suite 2902 New York, New York Tel: (212) 696-0100 Fax: (212) 696-9809

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Filing Person)

Copy to:

David W. Bernstein, Esq.

K&L Gates LLP

599 Lexington Avenue

New York, NY 10022

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$875,829,120	$119,463

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (as amended from time to time, this “Schedule TO”) relates to an offer (the “Offer”) by CXS Acquisition Corporation (“Acquisition”), a Maryland corporation and a wholly-owned subsidiary of Annaly Capital Management, Inc. (“Annaly”), a Maryland corporation, to purchase all of the outstanding shares of common stock (“Common Stock”), par value $0.01 per share, of CreXus Investment Corp. (“CreXus”), a Maryland corporation, that Annaly does not already own for a purchase price per share of $13.00 plus a sum approximating a prorated portion of the dividend the tendering stockholder would have received with regard to the quarter during which the Offer expires, in cash net to the seller, but subject to any required withholding taxes. The terms of the Offer, and the conditions to which it is subject, are set forth in an Offer to Purchase dated March 18, 2013 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as each of them may be amended, supplemented or modified from time to time, contain the terms of the Offer). All capitalized terms used in this Schedule TO without definition have the meanings ascribed to them in the Offer to Purchase.

The Offer to Purchase and the Letter of Transmittal are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

This Schedule TO is intended to satisfy the requirements of a Tender Offer Statement on Schedule TO of Annaly and a Schedule 13E-3 Transaction Statement of Annaly. Items 1 through 12 below contain information required by Schedule TO. Item 13 below contains information required by Schedule 13E-3 that is not required by Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated into this Schedule TO by reference.

Item 2. Subject Company Information.

(a) The information set forth in the Offer to Purchase under “The Offer—Section 9. Information about CreXus” is incorporated into this Schedule TO by reference.

(b) The information set forth in the Offer to Purchase under “Introduction” is incorporated into this Schedule TO by reference.

(c) The information set forth in the Offer to Purchase under “The Offer—Section 7. Price Range of Shares; Dividends” is incorporated into this Schedule TO by reference.

Item 3. Identity and Background of Filing Person.

(a) The information set forth in the Offer to Purchase under “Special Factors—Section 9. Relationships among Annaly, FIDAC and CreXus” and “The Offer—Section 10. Information about Acquisition and Annaly” is incorporated into this Schedule TO by reference.

(b) The information set forth in the Offer to Purchase under “The Offer—Section 10. Information about Acquisition and Annaly” is incorporated into this Schedule TO by reference.

(c) The information set forth in the Offer to Purchase under “The Offer—Section 10. Information about Acquisition and Annaly” is incorporated into this Schedule TO by reference.

Item 4. Terms of the Transaction.

(a)(1)(i) The information set forth in the Offer to Purchase under “Summary Term Sheet—What is the class and amount of securities being sought in the Offer?” and “Introduction” is incorporated into this Schedule TO by reference.

(a)(1)(ii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How much are you offering to pay? In what form will I receive payment?,” “Introduction” and “The Offer—Section 1. Terms of the Offer” is incorporated into this Schedule TO by reference.

(a)(1)(iii) The information set forth in the Offer to Purchase under “Summary Term Sheet—When will the Offer expire?” and “The Offer—Section 1. Terms of the Offer” is incorporated into this Schedule TO by reference.

(a)(i)(iv) The information set forth in the Offer to Purchase under “Summary Term Sheet—Will you provide a subsequent offering period?” and “The Offer—Section 2. Expiration and Extension of the Offer” is incorporated into this Schedule TO by reference.

(a)(i)(v) The information set forth in the Offer to Purchase under “Summary Term Sheet—Can the Offer be extended?” and “The Offer—Section 2. Expiration and Extension of the Offer” is incorporated into this Schedule TO by reference.

(a)(i)(vi) The information set forth in the Offer to Purchase under “Summary Term Sheet—Can I withdraw shares after I tender them?” and “The Offer—Section 5. Withdrawal Rights” is incorporated into this Schedule TO by reference.

(a)(i)(vii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How do I tender my shares?,” “The Offer—Section 4. Procedure for Tendering Shares,” “Summary Term Sheet—Can I withdraw shares after I tender them?” and “The Offer—Section 5. Withdrawal Rights” is incorporated into this Schedule TO by reference.

(a)(i)(viii) The information set forth in the Offer to Purchase under “The Offer—Section 1. Terms of the Offer” and “The Offer—Section 3. Acceptance for Payment and Payment for Shares” is incorporated into this Schedule TO by reference.

(a)(i)(ix) Not applicable.

(a)(i)(x) Not applicable.

(a)(i)(xi) Not applicable.

(a)(i)(xii) The information set forth in the Offer to Purchase under “The Offer—Section 6. Certain Material U.S. Federal Income Tax Consequences” is incorporated into this Schedule TO by reference.

(a)(2)(i)-(a)(2)(vii) Not applicable.

(b) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) The information set forth in the Offer to Purchase under “Special Factors—Section 1. Background of the Offer; Past Contacts; Negotiations and Transactions” is incorporated into this Schedule TO by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—Section 1. Background of the Offer; Past Contacts; Negotiations and Transactions” is incorporated into this Schedule TO by reference.

(e) The information set forth in the Offer to Purchase under “Special Factors—Section 1. Background of the Offer; Past Contacts; Negotiations and Transactions” and “Special Factors—Section 6. Summary of the Merger Agreement and Other Agreements” is incorporated into this Schedule TO by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet—Why are Annaly and you making this Offer?,” “Introduction,” “Special Factors—Section 1. Background of the Offer; Past Contacts; Negotiations and Transactions” and “Special Factors—Section 2. Purposes of the Offer and the Merger; Plans for CreXus after the Merger” is incorporated into this Schedule TO by reference.

(b) The information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Section 6. Summary of the Merger Agreement and Other Agreements—Merger Agreement—The Merger” is incorporated into this Schedule TO by reference.

(c)(1) The information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Section 2. Purposes of the Offer and the Merger; Plans for CreXus after the Merger” is incorporated into this Schedule TO by reference.

(c)(2) The information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Section 2. Purposes of the Offer and the Merger; Plans for CreXus after the Merger” is incorporated into this Schedule TO by reference.

(c)(3) The information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Section 2. Purposes of the Offer and the Merger; Plans for CreXus after the Merger” is incorporated into this Schedule TO by reference.

(c)(4) The information set forth in the Offer to Purchase under “Special Factors—Section 5. Effects of the Offer and the Merger” is incorporated into this Schedule TO by reference.

(c)(5) The information set forth in the Offer to Purchase under “Special Factors—Section 5. Effects of the Offer and the Merger” and “Special Factors—Section 2. Purposes of the Offer and the Merger; Plans for CreXus after the Merger” is incorporated into this Schedule TO by reference.

(c)(6) The information set forth in the Offer to Purchase under “Special Factors—Will CreXus shares be publicly traded after the Expiration Date?” and “The Offer—Section 8. Market for CreXus’ Common Stock; NYSE Listing; SEC Registration” is incorporated into this Schedule TO by reference.

(c)(7) The information set forth in the Offer to Purchase under “Introduction,” “Special Factors—Section 5. Effects of the Offer and the Merger” and “The Offer—Section 8. Market for CreXus’ Common Stock; NYSE Listing; SEC Registration” is incorporated into this Schedule TO by reference.

(c)(8) The information set forth in the Offer to Purchase under “The Offer—Section 8. Market for CreXus’ Common Stock; NYSE Listing; SEC Registration” is incorporated into this Schedule TO by reference.

(c)(9) Not applicable.

(c)(10) Not applicable.

Item 7.  Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet—Does Annaly have the financial resources to purchase the shares that are tendered?” and “The Offer—Section 11. Source of Funds” is incorporated into this Schedule TO by reference.

(b) Not applicable.

(d) Not applicable.

Item 8.  Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Purchase under “Special Factors—Section 8. Agreements Involving CreXus Shares” and “The Offer—Section 10. Information about Acquisition and Annaly” and the information set forth in Schedule I of the Offer to Purchase is incorporated into this Schedule TO by reference.

(b) Not applicable.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the Offer to Purchase under “The Offer—Section 15. Expenses” is incorporated into this Schedule TO by reference.

Item 10.  Financial Statements.

(a) The information set forth in the Offer to Purchase under “The Offer—Section 9. Information about CreXus” and “The Offer—Section 10. Information about Acquisition and Annaly” is incorporated into this Schedule TO by reference.

(b) Pro forma financial information is not material to the offer.

Item 11. Additional Information.

(a)(1) The information set forth in the Offer to Purchase under “Special Factors—Section 1. Background of the Offer; Past Contacts; Negotiations and Transactions” and “Special Factors—Section 10. Interests of Directors and Executive Officers in the Offer and the Merger” is incorporated into this Schedule TO by reference.

(a)(2) The information set forth in the Offer to Purchase under “The Offer—Section 13. Certain Legal Matters” is incorporated into this Schedule TO by reference.

(a)(3) The information set forth in the Offer to Purchase under “Introduction” and “The Offer—Section 13. Certain Legal Matters” is incorporated into this Schedule TO by reference.

(a)(4) The information set forth in the Offer to Purchase under “The Offer—Section 8. Market for CreXus Common Stock; NYSE Listing; SEC Registration—Margin Regulations” is incorporated into this Schedule TO by reference.

(a)(5) The information set forth in the Offer to Purchase under “Introduction,” “The Offer—Section 13. Certain Legal Matters,” and “The Offer—Section 14. Legal Proceedings” is incorporated into this Schedule TO by reference.

(c) None.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated March 18, 2013
(a)(1)(ii)	Letter of Transmittal (including general instructions for certification of taxpayer identification number on Form W-9)
(a)(1)(iii)	Notice of Guaranteed Delivery
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(vi)	Form of Summary Advertisement published in The NY Times
(a)(1)(vii)	Press Release, dated March 18, 2013, issued by Annaly
(b)	None
(d)	None
(g)	None
(h)	None

Item 13. Information Required by Schedule 13E-3

Schedule 13E-3, Item 2. Subject Company Information.

(d) The information set forth in the Offer to Purchase under “The Offer—Section 7. Price Range of Shares; Dividends” is incorporated into this Schedule TO by reference.

(e) The information set forth in the Offer to Purchase under “The Offer—Section 9. Information about CreXus” is incorporated into this Schedule TO by reference.

(f) The information set forth in the Offer to Purchase under “The Offer—Section 9. Information about CreXus” is incorporated into this Schedule TO by reference.

Schedule 13E-3, Item 4. Terms of the Transaction.

(c) The information set forth in the Offer to Purchase under “Introduction,” “Special Factors—Section 2. Purposes of the Offer and the Merger; Plans for CreXus after the Merger” and “Special Factors—Section 6. Summary of the Merger Agreement and Other Agreements” is incorporated into this Schedule TO by reference.

(d) None. See Introduction and Special Factors—Section 7. No Dissenters’ Rights, which is incorporated into this Schedule TO by reference.

(e) None.

(f) Not applicable.

Schedule 13E-3, Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(c) The information set forth in the Offer to Purchase under “Summary Term Sheet—Is there a limit on the percentage of the CreXus shares that any stockholder may own?,” “Special Factors—Section 1. Background of the Offer; Past Contacts; Negotiations and Transactions” and “Special Factors—Section 6. Summary of the Merger Agreement and Other Agreements” is incorporated into this Schedule TO by reference.

Schedule 13E-3, Item 6. Purposes of the Transaction and Plans or Proposals.

(b) The information set forth in the Offer to Purchase under “Special Factors—Section 2. Purposes of the Offer and the Merger; plans for CreXus after the Merger,” “Special Factors—Section 5. Effects of the Offer and the Merger” and “The Offer—Section 8. Market for CreXus’ Common Stock; NYSE Listing; SEC Registration” is incorporated into this Schedule TO by reference.

Schedule 13E-3, Item 7. Purposes, Alternatives, Reasons and Effects.

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet—Why are Annaly and you making this Offer” and “Special Factors—Section 2. Purposes of the Offer and the Merger; Plans for CreXus after the Merger” is incorporated into this Schedule TO by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions” and “Special Factors—Section 2. Purposes of the Offer and the Merger; Plans for CreXus after the Merger” is incorporated into this Schedule TO by reference.

(c) The information set forth in the Offer to Purchase under “Special Factors—Section 2. Purposes of the Offer and the Merger; Plans for CreXus after the Merger” and “Special Factors—Section 5. Effects of the Offer and the Merger” is incorporated into this Schedule TO by reference.

(d) The information set forth in the Offer to Purchase under “Special Factors—Section 2. Purposes of the Offer and the Merger; Plans for CreXus after the Merger,” “Special Factors—Section 4. Position of Annaly regarding Fairness of the Offer and the Merger,” “Special Factors—Section 5. Effects of the Offer and the Merger” and “The Offer—Section 6. Certain Material U.S. Federal Income Tax Consequences” and in Schedule I of the Offer to Purchase is incorporated into this Schedule TO by reference.

Schedule 13E-3, Item 8. Fairness of the Transaction.

(a)-(b) The information set forth in the Offer to Purchase under “Summary Term Sheet—What is your position as to the fairness of the Offer and the Merger?” and “Special Factors—Section 4. Position of Annaly regarding Fairness of the Offer and the Merger” is incorporated into this Schedule TO by reference.

(c) The information set forth in the Offer to Purchase under “Summary Term Sheet—What is the Majority Tender Condition,” “Summary Term Sheet—What are the significant conditions to the Offer in addition to the Majority Tender Condition” and “The Offer—Section 12. Conditions to the Offer” is incorporated into this Schedule TO by reference.

(d) The information set forth in the Offer to Purchase under “Special Factors—Section 1. Background of the Offer; Past Contacts; Negotiations and Transactions” and “Special Factors—Section 2. Recommendation by CreXus’ Board of Directors and its Special Committee” is incorporated into this Schedule TO by reference.

(e) The information set forth in the Offer to Purchase on the Cover Page and under “Summary Term Sheet—Company Recommendation,” “Summary Term Sheet—What does the CreXus Board of Directors think of the Offer?,” “Introduction,” “Special Factors—Section 1. Background of the Offer; Past Contacts; Negotiations and Transactions” and “Special Factors—Section 2. Recommendation by CreXus’ Board of Directors and its Special Committee” is incorporated into this Schedule TO by reference.

(f) Not applicable.

Schedule 13E-3, Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) The information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Section 6. Summary of the Merger Agreement and Other Agreements—Merger Agreement—Representations and Warranties” is incorporated into this Schedule TO by reference.

(b) Not applicable.

(c) Not applicable.

Schedule 13E-3, Item 10. Source and Amount of Funds or Other Consideration.

(c) The information set forth in the Offer to Purchase under “The Offer—Section 15. Expenses” is incorporated into this Schedule TO by reference.

Schedule 13E-3, Item 12. The Solicitation or Recommendation.

(d) The filing persons expect that all the executive officers and directors of CreXus will tender the CreXus share they own in response to the Offer. However, there are no agreements or understandings requiring them to do so.

(e) None.

Schedule 13E-3, Item 14. Persons/Assets Retained, Employed, Compensated or Used.

(b) The information set forth in the Offer to Purchase under “Special Factors—Section 9. Relationships among Annaly, FIDAC and CreXus” and “Special Factors—Section 2. Purposes of the Offer and the Merger; Plans for CreXus after the Merger” is incorporated into this Schedule TO by reference.

Schedule 13E-3, Item 15. Additional Information.

(b) The information set forth in the Offer to Purchase under “Special Factors—Section 10. Interests of Directors and Executive Officers in the Offer and the Merger” is incorporated into this Schedule TO by reference.

Schedule 13E-3, Item 16. Exhibits.

Exhibit No.	Description
(c)	None
(f)	None

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 18, 2013

CXS ACQUISITION CORPORATION

By: /s/ R. Nicholas Singh
Name: R. Nicholas Singh
Title: Secretary

ANNALY CAPITAL MANAGEMENT, INC.

By: /s/ R. Nicholas Singh
Name: R. Nicholas Singh
Title: Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated March 18, 2013
(a)(1)(ii)	Letter of Transmittal (including general instructions for certification of taxpayer identification number on Form W-9)
(a)(1)(iii)	Notice of Guaranteed Delivery
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(vi)	Form of Summary Advertisement published in The NY Times
(a)(1)(vii)	Press Release, dated March 18, 2013, issued by Annaly
(b)	None
(c)	None
(d)	None
(f)	None
(g)	None
(h)	None